UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF 1934

BAXALTA INCORPORATED

(Exact name of registrant as specified in its charter)

Delaware	47-1869689
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification No.)

One Baxter Parkway Deerfield, Illinois	60015
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Preferred stock purchase rights	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

Securities Act registration statement file number to which this form relates: N/A

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of class)

None

(Title of class)

Item 1.	Description of Registrant’s Securities to be Registered.

On June 29, 2015, the Board of Directors (the “Board”) of Baxalta Incorporated (the “Company”) declared a dividend distribution of one preferred stock purchase right (a “Right”) for each outstanding share of common stock, par value $0.01 per share, of the Company (the “Common Stock”). The terms of the Rights are set forth in the Rights Agreement dated as of June 30, 2015 (the “Rights Agreement”), by and between the Company and Computershare Trust Company, N.A. and Computershare Inc. collectively as rights agent (together, the “Rights Agent”). The dividend is payable on June 30, 2015 to Baxter International Inc., the Company’s sole stockholder of record on June 30, 2015 (the “Record Date”).

Set forth below is a summary of the terms of the Rights Agreement. This description is only a summary, and is not complete, and should be read together with the entire Rights Agreement, which has been filed as an exhibit to this Registration Statement on Form 8-A. A copy of the Rights Agreement is available free of charge from the Company upon request.

The Rights. As part of the stockholder rights plan, the Board declared a dividend distribution of one Right for each outstanding share of Common Stock to stockholders of record at the close of business on the Record Date. Rights will also be issued with respect to all shares of Common Stock that become outstanding after the Record Date and prior to the earlier of the Distribution Date (as defined below) and the Expiration Date (as defined below). Each Right entitles the holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $0.01 per share, of the Company (the “Preferred Stock”) at a price of $200 per one one-thousandth of a share of Preferred Stock, subject to adjustment (the “Purchase Price”). Until a Right is exercised, the holder thereof, as such, will have no separate rights as a stockholder of the Company, including the right to vote or to receive dividends in respect of Rights.

Acquiring Person. Under the Rights Agreement, an “Acquiring Person” is any person or group (other than the Company and certain other exempt persons), together with persons affiliated or associated with such person, who is or becomes the beneficial owner of 10% or more of the outstanding shares of Common Stock, other than as a result of (a) preexisting beneficial ownership in excess of 10%, (b) repurchases of stock by the Company or (c) certain inadvertent actions by institutional or certain other stockholders.

Distribution of Rights Certificates. Initially, the Rights will be evidenced by notations on the book-entry interests representing the Common Stock and not by separate certificates, and the Rights will be transferred with and only with shares of Common Stock. Subject to certain exceptions specified in the Rights Agreement, the Rights will separate from the Common Stock on a distribution date (the “Distribution Date”) which will occur upon the earlier of (i) 10 business days following a public announcement that a person has become an Acquiring Person (the “Stock Acquisition Date”) and (ii) 10 business days (or such later date as the Board shall determine) following the commencement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person. As soon as practicable after the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date, and the separate Right Certificates alone will evidence the Rights. Except as otherwise determined by the Board, only shares of Common Stock issued prior to the Distribution Date will be issued with the Rights.

Exercise Period. The Rights are not exercisable until the Distribution Date and will expire at 5:00 P.M. (New York City time) on May 1, 2016 (the “Expiration Date”), unless earlier redeemed, exchanged or terminated as described below.

Flip-In Trigger. In the event that a person or group of affiliated or associated persons becomes an Acquiring Person, each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the Purchase Price of the Right. Rights that are beneficially owned by any Acquiring Person and certain related persons and transferees will be null and void. However, Rights are not exercisable following the occurrence of the event set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

For example, at a Purchase Price of $200 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $400 worth of Common Stock (or other consideration, as noted above) for $200.

Flip-Over Trigger. In the event that, at any time following the Stock Acquisition Date, (i) the Company engages in a merger or other business combination transaction in which the Company is not the surviving corporation, (ii) the Company engages in a merger or other business combination transaction in which the Company is the surviving corporation and the Common Stock is changed or exchanged or (iii) 50% or more of the Company’s assets, cash flow or earning power is sold or transferred, each holder of a Right (except Rights which have previously been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the Purchase Price. The events set forth in this paragraph and in the second preceding paragraph are referred to as the “Triggering Events.”

Exchange Feature. At any time after a person has become an Acquiring Person, but before a person has acquired beneficial ownership of 50% or more of the outstanding Common Stock, the Board may exchange the Rights (other than Rights held by an Acquiring Person and certain related persons and transferees, which have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or one one-thousandth of a share of Preferred Stock, per Right, subject to adjustment.

Equitable Adjustments. The Purchase Price payable, and the number of units of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock and (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. The Company will not be required to issue fractions of shares of Preferred Stock (other than fractions which are integral multiples of one one-thousandth of a share of Preferred Stock), and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

Redemption of Rights. At any time prior to the earlier to occur of (i) 10 business days following the Stock Acquisition Date (as such time period may be extended pursuant to the Rights Agreement) or (ii) May 1, 2016, the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (payable in cash, Common Stock or other consideration deemed appropriate by the Board). Immediately upon the action of the Board ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $0.001 redemption price.

Amendment of Rights. Any of the provisions of the Rights Agreement may be amended by the Board prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights or to shorten or lengthen any time period under the Rights Agreement. The foregoing notwithstanding, no amendment may be made at such time as the Rights are not redeemable, except to cure any ambiguity or correct or supplement any provision contained in the Rights Agreement that may be defective or inconsistent with any other provision therein.

Preferred Stock. The Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Preferred Stock will be entitled to a minimum preferential quarterly dividend payment equal to the greater of $1 per share and 1,000 times the dividend declared per share of Common Stock. In the event of liquidation, the holders of the Preferred Stock will be entitled to a minimum preferential liquidation payment equal to the greater of $1,000 per share and 1,000 times the payment made per share of Common Stock. Each share of Preferred Stock will have 1,000 votes per share, voting together with the Common Stock. In the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each share of Preferred Stock will be entitled to receive 1,000 times the amount received per share of Common Stock.

Anti-Takeover Effects. The Rights have certain anti-takeover effects. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Board, except pursuant to an offer conditioned on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Board prior to the occurrence of a Triggering Event, because until such time the Rights may generally be redeemed by the Company at $0.001 per Right.

Item 2.	Exhibits.

Exhibit No.	Description of Exhibit

3.1	Certificate of Designations of Series A Junior Participating Preferred Stock of Baxalta Incorporated.

4.1	Rights Agreement, dated as of June 30, 2015, by and between Baxalta Incorporated and Computershare Trust Company, N.A. and Computershare Inc. collectively as Rights Agent.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: June 30, 2015

BAXALTA INCORPORATED
(Registrant)

By:	/s/ Robert Hombach
Name:	Robert Hombach
Title:	Chief Financial Officer

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